Exhibit 99.2 A Diversified Oncology Drug Development Company Kazia Corporate Overview November 2024 NASDAQ: KZIA | X: @KaziaTx

Forward Looking Statements This presentation contains forward -looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” “plan,” “expect,” “explore,” “potential” or other similar words. Any statement describing Kazia's future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for interim or final results and data related to Kazia’s clinical and preclinical trials, or third-party trials evaluating Kazia’s product candidates, timing and plans with respect to enrolment of patients in Kazia’s clinical and preclinical programs, the potential benefits of paxalisib and EVT801, and Kazia’s strategy and plans with respect to its business and programs, including paxalisib and EVT801. Such statements are based on Kazia’s expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, the risk that interim data may not be reflective of final data, related to regulatory approvals, and related to the impact of global economic conditions, including disruptions in the banking industry. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on Form 20- F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation. Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and our own internal estimates and research. While we believe these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representations as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of our internal estimates or research and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. 1

Company Overview

A late-clinical-stage oncology drug development company

KAZIA THERAPEUTICS

Paxalisib

Brain-penetrant pan-PI3K / mTOR inhibitor
- Well-validated class with five current FDA-approved therapies
- Only brain-penetrant PI3K inhibitor in development

In development for multiple brain cancers
- Clinical trials ongoing in brain metastases, childhood brain cancer, glioblastoma, IDH-mutant glioma, and primary CNS lymphoma

Unique asset being evaluated in multiple trials
- Multiple signals of clinical activity across several cancer types
- Fast Track, Orphan Drug, and Rare Pediatric Disease Designations from US FDA

Rich potential commercial opportunity
- Glioblastoma alone sized at US$ 1.5 billion per annum
- Commercial licensee in place for China
- Licensee for intractable seizures in rare CNS diseases

Top Line Ph. 3 Data: Reported July CY2024

EVT801

Selective VEGFR3 inhibitor
- Designed to avoid off-target toxicity of older, non-selective angiokinase inhibitors
- Primarily targets lymphangiogenesis

Completed phase I for advanced solid tumors
- Preliminary data from adaptive, biomarker study at 2 leading cancer sites in France to be presented at upcoming 2024 meeting

Potential use in multiple solid tumor types
- Potential indications include: ovarian cancer, renal cell carcinoma, liver cancer, colon cancer, and sarcoma

Potential combination with immunotherapy
- Strong evidence of synergy in preclinical data supports potential of monotherapy or combination use

Phase 1 Preliminary Data presented Sep CY2024

Corporate Highlights

Licensing-driven business model focused on high quality, differentiated clinical-stage assets sourced from Genentech (Paxalisib) and Sanofi / Evotec (EVT801)

Lean virtual pharma model, with ~75% of cashflows applied directly to clinical trials

Potential opportunities for non-dilutive income via additional partnering activity

Delisted from Australian Securities Exchange (ASX) in Nov 2023; now solely listed on NASDAQ (KZIA)

2 KAZIA THERAPEUTICS

Pipeline – Two Differentiated Assets

CY2024 positive clinical data updates driving strong interest in oncology community

Paxalisib

Investigational, small molecule, potent, brain-penetrant inhibitor of PI3K / mTOR licensed from: Genentech IN BUSINESS FOR LIFE

Indication	Studies	Stage reached (Preclinical / PHASE 1 / PHASE 2 / PHASE 3 / MARKET)	Collaborators / Sponsors	Anticipated
Glioblastoma & IDH-mutant glioma *Common primary brain cancer*	*3 studies*	PHASE 3	Weill Cornell Medicine; Global Coalition for Adaptive Research; The University of Sydney	*Phase 3 Data* **July CY24**
DIPG/Advanced Solid Tumors *Childhood brain cancer*	*3 studies*	PHASE 2	Pacific Pediatric Neuro-Oncology Consortium; St. Jude Children's Research Hospital; ANZCHOG	*Further Update* **CY25**
AT/RT *Childhood brain cancer*		Preclinical	Johns Hopkins Medicine	*Further Update* **CY25**
Brain Metastases *Cancer that spreads to brain from elsewhere*	*3 studies*	PHASE 2	NIH National Cancer Institute; Dana-Farber Cancer Institute; Memorial Sloan Kettering Cancer Center	*Further Data* **4Q CY24**
Primary CNS Lymphoma *Form of non-Hodgkin's lymphoma*	*1 study*	PHASE 2	Dana-Farber Cancer Institute	*Initial Data* **CY25**
Cancers outside the CNS *TNBC, Ovarian*		Preclinical	University of Utah Huntsman Cancer Institute; QIMR Berghofer Medical Research Institute	*Further Data* **4Q CY24**

EVT801

Investigational, small molecule, highly specific inhibitor of VEGFR3 licensed from: evotec

Indication	Stage reached (Preclinical / PHASE 1 / PHASE 2 / PHASE 3 / MARKET)	Collaborators / Sponsors	Anticipated
Advanced Solid Tumors *Patients w/ highly treatment-resistant cancer*	PHASE 1	Institut Universitaire du Cancer de Toulouse Oncopole; Centre Léon Bérard	*Initial Data* **3Q CY24**

IDH: Isocitrate dehydrogenase, DIPG: Diffuse Intrinsic Pontine Glioma, AT/RT: Atypical Teratoid Rhabdoid Tumor, CNS: central nervous system, TNBC: triple negative breast cancer, VEGFR3: vascular endothelial growth factor receptor 3

3 KAZIA THERAPEUTICS

Paxalisib Mechanism of Action Only brain-penetrant drug in development within the PI3K inhibitor class Paxalisib is the only brain-penetrant 1 2 3 The PI3K pathway is activated in Five PI3K inhibitors have already PI3K inhibitor in development been approved by FDA many forms of cancer • Chronic lymphocytic Only 2% of small-molecule Glioblastoma 90% leukemia drugs are brain-penetrant • Follicular lymphoma Breast 80% • Follicular lymphoma Lung 75% • Chronic lymphocytic leukemia • Follicular lymphoma Endometrial 60% • Breast cancer Ovarian 60% Not able to cross blood-brain barrier • Follicular lymphoma Able to cross blood-brain barrier Prostate 45% Source: Data on file 4

Paxalisib – *Development History*

Growing Body of Clinical Evidence Demonstrating Activity in GBM

Early 2000's
Genentech develops GDC-0084 as a potential new therapeutic for glioblastoma

2012-2015
Genentech Phase I clinical study in 47 patients with advanced, high-grade glioma. Study demonstrated a favourable safety profile and provided efficacy signals

2016
Kazia in-licenses GDC-0084 from Genentech following deep due diligence which included Phase I study and animal data

February 2018
GDC-0084 awarded Orphan Drug Designation by the US FDA in glioblastoma

March 2018
Kazia commences company-sponsored Phase II clinical study of GDC-0084 as a first line therapy in patients with glioblastoma

August 2019
GDC-0084 becomes 'paxalisib' with the granting of an International Non-Proprietary Name (INN) by the World Health Organisation

August 2020
Paxalisib granted Breakthrough Designation by the US FDA for glioblastoma

7 January 2021
GBM AGILE pivotal study commences recruiting paxalisib arm

3 December 2021
Phase II study of paxalisib mono-therapy in 30 newly-diagnosed GBM patients (NDU) provides efficacy data with mOS of 15.7 months

1 August 2022
Kazia provides progress update on the GBM Agile Pivotal Study

Paxalisib does not progress from stage 1 to stage 2

Patients enrolled in the first stage of the paxalisib arm to continue on treatment as per protocol, and in follow-up until final data

10 July 2024
GBM AGILE Phase II/III trial data showed clinically meaningful improvement in a prespecified secondary analysis for overall survival in paxalisib-treated, newly diagnosed unmethylated patients with glioblastoma

5

KAZIA THERAPEUTICS

Glioblastoma Background & Market potential 6

Glioblastoma Overview The most aggressive malignant brain cancer Lung Any age, No clear No clear but most improvement in cause common in prognosis for Breast or strong risk 60s 20 years factors 14 million cancer cases per annum Colon Five-year 3-4 months survival Prostate Stomach 3 – 5% Survival, (breast cancer: if untreated 90%) Glioblastoma Multiforme 133,000 cases per annum worldwide “Even a few months increase in overall survival makes a huge difference for my patients, so efficacy of an GBM treatment market size approved therapeutic makes the largest impact.” (2022) US$ 1.5 billion US Neuro-Oncologist Source: Data on file. Market research performed 2021 7

Primary Market Research Outcomes Physicians indicated a 2-month minimum and 12-month optimum increase in efficacy for newly diagnosed unmethylated GBM treatments, but adoption would be high regardless Key Takeaway • Due to the high unmet need for a more efficacious therapy for Newly Diagnosed Unmethylated (NDU) GBM patients, physicians indicated high adoption rates if Product X (paxalisib)* is approved by the FDA and achieved their suggested minimum mOS improvement of 2-3 months for newly diagnosed unmethylated GBM patients Source: Data on file. Company-sponsored market research performed in 2021 * There is no guarantee that the Paxalisib data generated to date will support an FDA approval for commercial use 8

GBM AGILE study data – Primary and secondary analysis 9

Paxalisib and GBM-Agile

International, multi-center, adaptive, phase 2/3 study evaluating promising therapeutics in patients with glioblastoma

Key Points

- A 'platform study', sponsored by GCAR run independently of individual companies, designed to expedite the approval of new drugs for glioblastoma
- Multiple drugs are evaluated in parallel, saving time and money
- Not a 'winner-takes-all' approach: multiple drugs can succeed
- Cutting-edge 'adaptive design' avoids redundant recruitment, expediting path to market
- FDA acknowledged that GBM-AGILE data may be suitable for registration

Randomization

Arm	Status
Regorafenib Bayer	Completed – *Negative outcome (Sep 2022)*
Paxalisib Kazia Therapeutics	**Final Top Line Data** – ***July 2024***
VAL-083 Kintara Therapeutics	Completed – *Negative outcome (Oct 2023)*
Troriluzole Biohaven Pharmaceuticals	Ongoing – *Joined study in Jan 2022*
VT1021 Vigeo Therapeutics	Ongoing – *Joined study in Jan 2022*
Shared Control Arm	

1. *Adaptive study design limits number of subjects required to demonstrate efficacy, eliminating redundancy*
2. *Comparison against a common control arm reduces overall subject numbers, saving time and cost (no arm vs. arm comparison)*
3. *Economies of scale due to multiple participating drugs allows for large site pool, robust study infrastructure, and reduced cost*
4. *Primary endpoint is overall survival (OS), the 'gold standard' for approval of new cancer drugs*

GCAR: Global Coalition for Adaptive Research

10

KAZIA THERAPEUTICS

Paxalisib & GBM-Agile Study schema; Paxalisib arm (n=154) enrolled Newly Diagnosed Unmethylated GBM patients (NDU) and Recurrent GBM patients Paxalisib Paxalisib stage 1 stage 2 Evaluate for graduation Evaluate for futility Study completed Paxalisib 12 months after enrolment stops last patient enrolled Time adjusted controls (20 months) Concurrent controls (14 months) July 2019 March 2021 May 2022 May 2023 Cumulative control arm Important notes: • The Cumulative control arm is a combination of Concurrent control patients and the “Time adjusted control” patients that were enrolled in the study before the Paxalisib arm joined the study • Bayesian Primary Analysis uses data from the Cumulative control arm, while Prespecified Secondary Analysis uses data from the Concurrent Control Arm (i.e.. Compares paxalisib data with standard of care) • All patients (Paxalisib, concurrent control, and cumulative control) were censored on May 2023 if still alive 11

Paxalisib and GBM-Agile

Newly Diagnosed Unmethylated GBM patients (NDU)
Primary endpoint: median Overall Survival analyses (ITT)

Bayesian Primary Analysis:
Paxalisib (n=54) vs Standard of Care (n=77)[1]
14.77 months vs 13.84 months

Prespecified Secondary Analysis:
Paxalisib (n=54) vs Standard of Care (n=46)[2]
15.54 months vs 11.89 months

A prespecified sensitivity analysis in NDU patients showed a similar median OS difference between paxalisib treated patients (15.54 months) and concurrent SOC patients (11.70 months)

Important notes:

- The Cumulative control arm is a combination of Concurrent control patients and "Time adjusted control" patients that were enrolled in the study before the Paxalisib arm joined the study
- Primary Analysis comparator is the Cumulative control arm, while Prespecified Secondary Analysis comparator is the Concurrent Control Arm
- An efficacy signal was not detected in the recurrent disease population [median OS of 9.69 months for concurrent SOC (n=113) versus 8.05 months for paxalisib (n=100)]

[1] Cumulative controls. [2] Concurrent controls

KAZIA THERAPEUTICS

Recap and next steps for Paxalisib in glioblastoma 13

Paxalisib in Glioblastoma Phase II Clinical Study Encouraging median OS (mOS) in Newly Diagnosed Unmethylated GBM patients Overall Survival (OS) (n=30) Median OS: 15.7 months (11.1-19.1) Historical mOS for existing therapy: 12.7 months (Hegi et al. 2005) Note: Figures for existing therapy are for temozolomide, per Hegi et al. (2005); No head-to-head studies have been published 14

Paxalisib in Glioblastoma Phase II Clinical Study Encouraging safety profile Number of Patients at Any Dose (n=30) Experiencing AEs ‘Possibly’ or ‘Likely’ Related to Paxalisib (affecting ≥10% of patients) Term Gr 1 Gr 2 Gr 3 Gr 4 Total (%) Fatigue 3 13 2 18 (60%) Stomatitis 4 7 3 14 (47%) Decreased appetite 6 6 1 13 (43%) Hyperglycemia 3 1 6 2 12 (40%) Nausea 4 6 1 11 (37%) Rash, maculo-popular 1 1 7 9 (30%) Diarrhea 7 1 8 (27%) Vomiting 4 2 1 7 (23%) Rash 2 4 1 7 (23%) Neutrophils decreased 3 3 1 7 (23%) Platelets decreased 6 1 7 (23%) Weight decreased 5 2 7 (23%) Lymphocytes decreased 2 3 5 (17%) Dehydration 4 1 5 (17%) Dysgeusia 4 4 (13%) Cholesterol increased 4 4 (13%) ALT increased 1 2 3 (10%) Triglycerides increased 1 2 3 (10%) Malaise 2 1 3 (10%) 15

Paxalisib in Glioblastoma Consistent median Overall Survival data in two studies of NDU glioblastoma patients Standard of Care data GBM AGILE study (left) Compelling Paxalisib data in NDU patients and STUPP historical controls (right) in NDU when compared to SOC patients Paxalisib in Paxalisib in Concurrent SOC STUPP historical Kazia sponsored control GBM Agile GBM Agile phase II study (n=54) (n=46) (N/A) (n=30) Median OS: 12.7 Median OS: 15.54 Median OS: 11.9 Median OS: 15.7 months months* months months* *GBM Agile; Prespecified secondary analysis of median Overall Survival 16

Paxalisib glioblastoma program highlights Significant body of clinical evidence from two clinical trials supporting paxalisib’s activity in newly diagnosed GBM ✓ GBM AGILE Phase II/III trial data showed improvement in a prespecified secondary analysis for overall survival (15.5 months) in paxalisib-treated, newly diagnosed unmethylated patients with glioblastoma; presentation of data from GBM AGILE anticipated in 4Q CY 2024 ✓ Earlier Phase II study of paxalisib as a mono-therapy in 30 newly-diagnosed GBM patients (NDU) provides additional clinical evidence of activity with mOS of 15.7 months US FDA has granted a December 2024 Type C meeting with Kazia Therapeutics to discuss results and possible pathways to registration 17

Childhood Brain Cancers 18

Paxalisib in Childhood Brain Cancer High unmet need especially in patients with diffuse midline gliomas (DMGs) Brain cancer is the most common Brain cancer represents about one Prognosis of childhood brain 1 2 3 malignancy of childhood third of childhood cancer deaths cancer, especially DMGs, has improved little in recent decades Source: CBTRUS; CDC; Ages 0-14 shown; Adamson PC, CA Cancer J Clin. 2015;65:212–220 19

Summary of Paxalisib in Childhood Brain Cancer Kazia is actively pursuing three forms of childhood brain cancer Advanced Childhood Cancer Diffuse Midline Gliomas Atypical Teratoid / (PI3K/mTOR activated) (DMG, DIPG) Rhabdoid Tumors (AT/RT) Positive preclinical data as Positive preclinical data in Research proposals under monotherapy and in Preclinical combination with ONC201 discussion combination Research (AACR 2022, 2023, 2024) Additional clinical trial Phase I monotherapy clinical Clinical trial design/execution opportunities under trial at St Jude Children’s discussions ongoing between Clinical discussion for Research Hospital completed PNOC and Kazia Trials medulloblastoma and HGG Phase II clinical trial in PNOC022, Phase II clinical combination with chemotherapy trial in combination with for treatment of high-risk ONC201, ongoing malignancies commenced 2023 Orphan Drug Designation ODD and RPDD granted by Regulatory (ODD) and Rare Pediatric Regulatory strategy under FDA in June and July 2022, Interaction Disease Designation (RPDD) discussion respectively granted by FDA in Aug 2020 20

Paxalisib in Diffuse Midline Gliomas

Follow-up Phase II data presented at ISPNO 2024 Annual Meeting

In spite of research that has helped improve treatment for DIPG patients, the prognosis remains poor–with the median survival range being from 8-11 months[1]

- 68 patients with biopsy-proven DMG were enrolled in the PNOC Phase II study between November 2021 and June 2023 (median age 9 years [range 3-37], n=41 female [60%])
- Updated Median OS from time of diagnosis was 15.6 months (Confidence interval (CI) 12.0, 22.4)
- Cohort 3 enrolled 30 recurrent patients (in conjunction with radiation therapy) had median OS 8.7 months [CI 95% 8.5, NA]
- Most common grade 3 and above treatment-related adverse events were decreased neutrophil count (n=4); mucositis (n=3); and colitis, drug reaction with eosinophilia and systemic symptoms, decreased lymphocyte count, hyperglycemia, and hypokalemia (n=2)
- Next Steps: Further PK and biomarker analyses ongoing for subsequent cohorts; anticipate clinical update 1HCY2025

Overall Survival - Cohort 2 (post RT)

Median OS 15.6 months [CI 95%; 12.0, 22.4]



Overall OS
1.00
0.75
0.50
0.25
0.00
0
10
20
30
Months
Number at risk
Strata
All
68
44
16
5
3
0
5
10
15
20
25
30
Months

Central imaging review analysis of PFS ongoing

1. Hargrave, D., Bartels, U. & Bouffet, E. Diffuse brainstem glioma in children: critical review of clinical trials. Lancet Oncol 7, 241-8 (2006)

21

KAZIA THERAPEUTICS

Brain Metastases 22

Paxalisib in Brain Metastasis MSKCC-sponsored Phase I trial’s interim analysis showed encouraging clinical activity of paxalisib in combination with radiation therapy (NCT04192981) 12-13 August 2022 July 2023 February 2024 Data from first stage presented at Fast Track Designation granted by Announced early conclusion, 2022 Annual Conference on CNS US FDA for paxalisib in combination based on Stage 2 positive safety Clinical Trials and Brain Metastases, with radiation therapy in patients with data and promising clinical Toronto, Canada from 12-13 August solid tumor brain metastases and response findings observed to 2022 PI3K pathway mutations date. All 9 patients evaluated for efficacy Based on the interim Stage 1 data ▪ Data presentation anticipated exhibited a clinical response, from the MSKCC-sponsored Phase I at upcoming scientific congress according to RANO-BM criteria, with trial’s interim analysis. in 2H CY2024 breast cancer representing the most common primary tumor ▪ Coordinate and plan next clinical study in conjunction key thought leaders and FDA 23

Paxalisib in Brain Metastasis MSKCC-sponsored Phase I trial’s interim analysis presented at 2024 ASTRO* meeting showed encouraging clinical activity of paxalisib in combination with radiation therapy (NCT04192981) Robust response signal seen for concurrent paxalisib Overall Summary and brain RT • Primary objective of identifying the 1 maximum tolerated dose (MTD) was met: – Concurrent daily administration of paxalisib with brain radiotherapy was generally well-tolerated at a maximum dose of 45 mg per day in advanced solid tumor patients with brain metastases and PI3K pathway mutations • Over two-thirds of the patients at MTD achieved intracranial response which compares favorably to historical response 2 rates (20-40%) for WBRT alone • Future goals include: – Extending the duration of PI3K inhibition, neoadjuvant, adjuvant and maintenance (ideally with complementary systemic therapy options) – Integrating PI3K inhibition with CNS tumor types with relevant pathway driver * American Society for Radiation Oncology mutations and potentially SRS 1. Response assessment in neuro-oncology brain metastases (RANO-BM) 2. Zhou et al. 2021, Kim et al. 2020 24

Other Solid Tumors 25

Paxalisib in Triple Negative Breast Cancer QIMR Berghofer Medical Institute collaboration “In treatment-resistant pre-clinical models of breast cancer, paxalisib (4T1 mouse 1 model, TNBC ) has shown encouraging results in inhibiting both the primary tumor burden and metastasis by reinvigorating the immune system within the tumor microenvironment” – Professor Sudha Rao, Group Leader, QIMR Berghofer • Leading transcriptional biology and epigenetics expert, Prof Rao identified an entirely novel effect of PI3K inhibition: – Immune modulator of the tumor and the surrounding microenvironment – Administration of PI3K inhibitors such as paxalisib, at doses and frequencies different to those conventionally used, appears to activate or reinvigorate the immune system in the tumour, making it more susceptive to immunotherapy • The preliminary data from our collaboration will be presented at an upcoming conference in 4Q CY2024 Paxalisib Combination Combination influence on Paxalisib + Paxalisib + immune system ® LYNPARZA ® KEYTRUDA (example, T cells, Intellectual (olaparib) data in (pembrolizumab) B cells, NK cells) Property (IP) advanced breast 1 data in TNBC and within the update cancer preclinical tumor and its preclinical models micro- models environment 1. Triple Negative Breast Cancer 26

Triple Negative Breast Cancer Treatment Landscape Projected TNBC market to exceed $1.5 Billion by 2030 1 American Triple negative 2.3 million Cancer Society breast cancer 2 TNBC market growth forecast Cases / year says nearly TNBC Breast cancer USD $1.5b 300,000 most commonly most aggressive diagnosed form of breast new cases of cancer cancer invasive BC in USD $953.8m US Characteristics 15-20% TNBC market Higher early valued at Of all breast relapse rate, USD $953.8m in cancers increased 2022. Predicted attributed to metastases risk to grow to USD TNBC and higher $1.5b by 2022 2030 mortality rate 2 Series1 Series2 2030 actual forecast 1. National Institutes of Health (NIH): Current and future burden of breast cancer: Global statistics for 2020 and 2040 2. https://www.databridgemarketresearch.com/reports/global-triple-negative-breast-cancer-market 27

EVT801 28

EVT801 is a highly selective VEGFR3 inhibitor, primarily inhibiting lymphangiogenesis (formation of new lymphatic vessels)

Highly selective for VEGFR3
Expected to minimise off-target toxicities

Inhibits lymphangiogenesis
Less potential for hypoxia-induced resistance

Very strong preclinical data package
Evidence of activity in a wide range of tumour types

Strong potential for immunotherapy combo
Evidence of synergistic activity with IO agents

Oral Presentation
Administered by mouth once or twice daily

Strong IP Protection
Composition-of-matter to 2032 / 2033 in most jurisdictions

Low Cost of Goods
Straightforward manufacture with excellent stability

Favourable Preclinical Toxicology
Limited evidence of toxicity in one-month GLP studies

In Clinical Development
Phase 1 clinical trial completed

29

KAZIA THERAPEUTICS

EVT801 Mechanism of Action

By targeting VEGFR3^{pos} tumor blood vessels, EVT801 may induce tumor blood vessel normalization, reduce hypoxia, and improve CD8 T-cells infiltration

Schematic overview based on pre-clinical data

EVT801 activity on tumor microenvironment

- Normalization of tumor (lymph)-angiogenesis ↑
- Hypoxia ↓
- CD8^{pos} T-cell infiltration ↑
- Endothelial cell immunotolerance ↑
- Tumor associated macrophages ↓

Tumor metastasis



↓

EVT801
(SAR131675)

Multiple cooperative modes of action

Cytokines involved in MDSC frequency ↓

Myeloid-derived suppressor cells ↓

Data from Tacconi & al. with SAR131675

30

KAZIA THERAPEUTICS

EVT801: Phase 1 dose-finding trial; KZA 0801-101 (NCT05114668)
Staged development in patients with advanced cancer

STAGE 1
Monotherapy dose escalation
n≤48



Dose Cohort 3
EVT801 monotherapy
Dose Cohort 2
EVT801 monotherapy
Dose Cohort 1
EVT801 monotherapy

- Up to 8 cohorts
- Single-patient cohorts initially, expand to 3+3 when toxicity is encountered
- Mixed population of advanced solid tumors
- Doses from 50mg QD to 800mg BID

Phase 1 study in advanced cancer patients Completed

- Primary objective of stage one of the study was successfully met:
  - MTD has been reached at 500mg BID
  - The recommended dose for phase 2 is 400 mg BID* in continuous monotherapy administration

Number of cycles of treatment: Status on 11 October 2024



C1
C2
C3
C4
C5
C6
C7
C8
C9
Cholangiocarcinoma 009 50 QD
Pancreatic ADK 012 100 QD
Colorectal cancer 013 100 QD
Right retromolar ADK 017 100 QD
Pancreatic ADK 011 100 BID
025 100 BID
HGS ovarian cancer 004 100 BID
006 200 BID
Colorectal cancer 026 200 BID
014 200 BID
Cystic adenoid carcinoma 018 200 BID
Squamous carcinoma 016 400 BID
Renal Cell Carcinoma 008 400 BID
Cholangiocarcinoma 010 400 BID
Gastric adenocarcinoma 015 400 BID
HGS ovarian cancer 001 400 BID
005 400 BID
002 400 BID
003 400 BID
007 400 BID
020 500 BID
023 500 BID
024 500 BID
022 500 BID
Colorectal cancer 019 500 BID
Lung adenocarcinoma 021 500 BID
Stop for IMP incompliance
IMP taken after Progressive disease
Stable disease (SD)
Partial remission
Ongoing Treatment
Progressive disease (PD)
Dose Limiting Toxicity
Stop for adverse event

MTD = Maximum Tolerated Dose; RP2D = Recommended Phase 2 Dose
Human active dose prediction based on predicted human clearance of 2.5 mL/min/kg: 375 mg BID

31

EVT801 Key Points Well-understood mechanism (anti-angiogenesis) with unique differentiating feature (high 1 VEGFR3 selectivity) 2 Strong preclinical data package, with observed activity in multiple tumours and favourable toxicology 3 Potential for combination use with immuno-oncology therapies Phase 1 completed demonstrating encouraging safety and tolerability profile to date: 4 • Clinical and biomarker data presented at AACR Ovarian Cancer Research Symposium September 2024 • Primary and secondary objectives successfully met, with MTD and RP2D identified • Encouraging signal of activity observed in High Grade Serous (HGS) ovarian cancer as well as strong VEGFR3 biomarker expression 5 Next clinical trial under discussion with scientific thought leaders: • Consolidate safety data at RP2D and our hypotheses on EVT801 mode of action • Validate HGS ovarian cancer as indication of choice for clinical trial phase 2 as monotherapy or in combination with standard-of-care (ex. PARPi) 32

2024 Corporate Update 33

Paxalisib Licensing and Collaborations Opportunistic partnering and strategic collaborations continue to add value Licensing Key Collaborations Summary To develop, manufacture and commercialize Cutting edge preclinical program to evaluate To develop and Paxalisib as a potential Paxalisib in combination with immuno-therapies for Territories and commercialize Paxalisib in treatment for intractable Advanced Breast Cancer responsibilities Greater China, Hong epilepsy in focal cortical Kong, Macau, and Taiwan dysplasia type 2 (FCD T2) and tuberous sclerosis complex (TSC) disease US$11m, comprising Upfront payment US$7m in cash and a US$ US$1.5 million 4m equity investment • Paxalisib alone and in combination with other Potential milestone Contingent milestone targeted agents is active in preclinical models of payments of up to US$19 1 payments of up to US$ 281 AT/RT million upon the Milestone payments million in GBM + further achievement of • US FDA has awarded Orphan Drug Disease and milestones payable in development and indications beyond GBM Rare Pediatric Disease Designations in AT/RT regulatory milestones A percentage of sub- • If Paxalisib were to be approved, Kazia could be Mid-teen percentage licensing revenues and entitled to receive a pediatric priority review Royalties on net sales royalties on commercial royalties on net sales voucher which are tradeable and have sales of products incorporating historically commanded prices in excess of USD paxalisib $100 million. 1. Atypical Teratoid Rhabdoid Tumor 34

Kazia Therapeutics: 2024-2025 Corporate Focus Objectives for value creation • Compile data from all clinical trials Progress paxalisib • FDA granted Type C meeting with Kazia in December 2024 glioblastoma program • Propose potential pathways to registration • PNOC team to complete PK/biomarker data analysis and provide update 1Q CY2025 Execute paxalisib pediatric and brain • Additional data presentation and advance development to evaluate Paxalisib + Radiation metastasis programs Therapy 4Q CY2024 1 • Advance TNBC program stemming from QIMR collaboration whereby encouraging signals Paxalisib in other key of immune reinvigoration and cancer stem cell activity have been consistently observed in oncology indications animal models • Complete analysis Stage one of EVT801 Phase 1 clinical study EVT801 program• Data presented at AACR Ovarian Cancer Research Symposium, September 2024 • Discuss and plan for Phase 2 study in advanced ovarian cancer patients Corporate business • Continue to be opportunistic in terms of global and regional licensing for paxalisib and development EVT801 1. Triple Negative Breast Cancer 35

www.kaziatherapeutics.com info@kaziatherapeutics.com